Exhibit 99.1

Tiziana Life Sciences to Present at the 37th Annual Roth Conference

NEW YORK, March 17, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced that the CEO of Tiziana Life Sciences, Ivor Elrifi, will be presenting during a fireside chat at the 37th Annual ROTH Conference and host 1x1 investor meetings. The Conference is being held March 16-18, 2025, in Dana Point, California. This year’s event will consist of 1-on-1 / small group meetings, analyst-selected fireside chats, industry keynotes and panels with executive management attending from approximately 450 private and public companies in a variety of growth sectors.

Presentation Details:

Date: Tuesday, March 18, 2025

Time of Presentation: 12:00 pm PST / 15:00 pm ET / 19:00 pm GMT

Format: Virtual Fireside Chat

1x1 Meetings: Please contact your ROTH representative.

You can register online to view the webcast here: Link

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. The FDA has allowed an additional 20 patients to be enrolled in this EA program. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development, binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been observed in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.1,2

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

1	https://www.pnas.org/doi/10.1073/pnas.2220272120

2	https://www.pnas.org/doi/10.1073/pnas.2309221120